                     BlackRock Energy and Resources Trust

                              File No. 811-21656

  Sub-Item No. 77Q2: Section 16(a) Beneficial Ownership Reporting Compliance

   Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires the Fund's Board Members, executive officers, persons who own more than ten percent of a registered class of the Fund's common units, the Advisor and certain officers of the Advisor (the "Section 16 insiders"), including in some cases former Section 16 insiders for a period of up to 6 months, to file reports on holdings of, and transactions in, Fund common units with the Securities and Exchange Commission ("SEC") and to furnish the Funds with copies of all such reports.

   Based solely on a review of copies of such reports furnished to the Fund during the Fund's most recent fiscal year and representations from these
Section 16 insiders with respect to the Fund's most recent fiscal year, the Fund believes that its Section 16 insiders met all such applicable SEC filing requirements for the Fund's most recently concluded fiscal year, except for one inadvertent late Form 4 filing by Mr. John Perlowski for the disposition of common shares on December 22, 2017 that was not reported until January 30, 2018 and three Form 4s filed on behalf of Messrs. Kyle McClements and Christopher Accettella and Ms. Poppy Allonby on February 2, 2017 that incorrectly reflected the number of securities beneficially owned by each individual following each individual's acquisition of securities on January 31, 2017. The Form 4s filed on behalf of Messrs. Kyle McClements and Christopher Accettella and Ms. Poppy Allonby were amended on February 16, 2017 to reflect the correct number of securities beneficially owned by each individual following each individual's reported acquisition of securities on January 31, 2017.